Via EDGAR

December 26, 2017

Loan Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Liberty Oilfield Services Inc.

Registration Statement on Form S-1

File No.: 333-216050

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Liberty Oilfield Services Inc. (the “Company,” “we,” “us” or “our”) hereby confidentially submits (the “Submission”) its currently expected offering terms of the initial public offering (the “Offering”) of its Class A common stock, par value $0.01 per share (the “Common Stock”), including the bona fide price range pursuant to Item 503(b)(3) of Regulation S-K, the number of shares of Common Stock to be offered, the estimated net proceeds the Company expects to receive from the Offering and the total number of shares of Common Stock to be outstanding after the Offering. The Company expects that these pricing terms will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-216050 (the “Registration Statement”).

The Offering terms included in the Submission are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of December 26, 2017. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Company proposes to price the Offering with a bona fide price range of $13.00 to $15.00 per share of Common Stock, with a midpoint of $14.00 per share. In the Offering, the Company proposes to sell up to 10,714,286 shares of Common Stock. The Company and the selling shareholder have granted the underwriters a 30-day option to purchase up to an aggregate of 1,607,143 additional shares of Common Stock. As discussed with members of the Staff, this range and the additional information included in the Submission are initially being provided for your consideration by correspondence due to the Company’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

The Company is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. These marked changes will be incorporated into a future amendment to the Registration Statement. The Company seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

Please direct any questions that you have with respect to the foregoing to David Oelman and E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-3708 and (713) 758-4629, respectively.

Very truly yours,

LIBERTY OILFIELD SERVICES INC.

By:	/s/ Michael Stock
Name:	Michael Stock
Title:	Chief Financial Officer

Enclosures

cc:	Christopher A. Wright, Chief Executive Officer
David P. Oelman, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.
Joshua Davidson, Baker Botts L.L.P.
Troy Reisner, Deloitte & Touche LLP
Doug Reeb, EKS&H LLLP